UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 2, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Inmarsat Finance II PLC

File No. 333-120876- CF#22020

Inmarsat Finance II PLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 29, 2008.

Based on representations by Inmarsat Finance II PLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.14	through November 8, 2017
Exhibit 4.15	through November 8, 2017
Exhibit 4.16	through August 2, 2009
Exhibit 4.17	through May 21, 2018
Exhibit 4.18	through August 31, 2010
Exhibit 4.19	through May 31, 2010
Exhibit 4.20	through January 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel